Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 15 DATED OCTOBER 16, 2019
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018; Supplement No. 6 dated April 16, 2019; Supplement No. 12 dated August 29, 2019, which superseded and replaced all previous supplements to the prospectus, with the exception of the “Incorporation by Reference” section of Supplement No. 6; Supplement No. 13 dated September 11, 2019; and Supplement No. 14 dated October 10, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to provide an update to our management.
PROSPECTUS UPDATES
Management
All discussions of our board of directors set forth in the prospectus are supplemented with the following information:
On October 15, 2019, Elaine Y. Wong was appointed to serve as one of our directors by all of the members of our board of directors, including all of the independent directors. In connection with Ms. Wong’s appointment, our board of directors has been increased to seven members. Ms. Wong will serve as a director until our next annual meeting of stockholders and until her successor is duly elected and qualifies or until her earlier resignation or removal in accordance with our organizational documents and applicable law. We will not compensate Ms. Wong for her services rendered as our director. Ms. Wong did not enter into any agreement with us in connection with her appointment as a director.
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 112 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Richard S. Ressler serves as the chairman of our board of directors, chief executive officer and president, and Nathan D. DeBacker serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ressler or DeBacker for their service as executive officers, or, in the case of Mr. Ressler, Avraham Shemesh and Ms. Wong, for their service as directors, of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Jeffrey R. Smith serves as our vice president of accounting and principal accounting officer. We do not directly compensate Mr. Smith for his services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for his salary or benefits. We have provided below certain information about these three officers and our directors.

Name	Age*	Position(s)
Richard S. Ressler	61	Chairman of the board of directors, chief executive officer and president
Nathan D. DeBacker	39	Chief financial officer and treasurer
Jeffrey R. Smith	36	Vice president of accounting and principal accounting officer**
George N. Fugelsang	79	Independent director
Richard J. Lehmann	75	Independent director
Roger D. Snell	63	Independent director
W. Brian Kretzmer	66	Independent director
Avraham Shemesh	57	Director
Elaine Y. Wong	40	Director
____________________________________
* As of October 15, 2019
** Non-executive officer.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 112 of the prospectus.
Elaine Y. Wong, has served as one of our directors since October 2019. In addition, Ms. Wong serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
Cole Office & Industrial REIT (CCIT II), Inc.; CIM Real Estate Finance Trust, Inc.; and Cole Credit Property Trust V, Inc.	Director	October 2019 – Present
CIM Group, LLC	Principal	February 2015 – Present
Ms. Wong has served as a Principal of CIM and a member of its Investment Committee since February 2015, and as CIM’s Head of Marketing & Communications since May 2018. From February 2015 to April 2018, Ms. Wong served as CIM’s Global Head of Partner & Co-Investor Relations. She served at CIM from February 2012 to January 2015 as 1st Vice President, Global Head of Fundraising and Investor Relations, from February 2010 to January 2012 as Vice President, Fundraising & Investor Relations, and from April 2007 to January 2010 as Associate, Investor Relations. Prior to joining CIM, Ms. Wong served from May 2005 to March 2007 as an Associate at Perry Capital, LLC, and from July 2001 to April 2005 as an Analyst, and then Associate in the Equities Division, Financial and Strategic Management, of Goldman Sachs & Co. Ms. Wong received her Bachelor of Science degree in Accounting and Finance from New York University, Leonard N. Stern School of Business. Ms. Wong was selected to serve as a director because of her experience as a principal of CIM Group and her expertise in investor relations, marketing and communications strategy, as well as her background leading CIM’s fundraising efforts, all of which are expected to bring valuable insight to the board of directors.

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